Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes furnished with this Report on Form 6-K, as well as our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended July 31, 2025. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” in our Annual Report on Form 20-F.

Overview

We are a leading globally accessible, web-based gaming platform, offering players an immersive digital experience through our flagship HTML5 platform, G123.jp. Our platform features a diverse selection of free-to-play games inspired by popular Japanese animations, including Queen’s Blade, So I’m a Spider, So What?, and Goblin Slayer. As of the date of this Report on Form 6-K, we have 40 games on our platform and 5 games in pre-registration.

Historically, our top games and related developers have accounted for a substantial portion of revenues generated from our G123.jp platform. For the six months ended January 31, 2026, our largest customer (the game developer of Arifureta: From Commonplace to World’s Strongest – Rebellion Soul) contributed approximately 23.92% of our total revenues. This represents a change from the six months ended January 31, 2025, during which our largest customer (the game developer of Vivid Army) contributed 28.61% of our total revenues. While revenue concentration remains significant, the shift in our largest revenue-contributing game and developer reflects changes in the relative performance and lifecycle of individual game titles on our platform, as well as our continued efforts to diversify our portfolio of games and developer relationships.

We expect that our top titles will rotate as more games gain success on our platform. Our mission is to unlock the potential of Japanese animation-based games, offering game developers commercial opportunities and essential support to turn their craft into financial success, while creating an unforgettable, ad-free, immersive gaming experience for end-users.

In the six months ended January 31, 2026, our revenues amounted to approximately US$40.9 million, compared to approximately US$41.2 million in the six months ended January 31, 2025, a decrease of approximately 0.7%. We recorded a net loss of approximately US$1.2 million in the six months ended January 31, 2026, compared to net income of approximately US$0.6 million in the six months ended January 31, 2025. Net cash used in operating activities was approximately US$0.4 million in the six months ended January 31, 2026, compared to net cash provided by operating activities of approximately US$2.6 million in the six months ended January 31, 2025. We believe our overall profitability will improve in the long run, primarily driven by our continued focus on acquiring high-quality content and strategic partnerships and our growth momentum from expansion into international markets.

Our Business Model

We operate a next-generation web-based gaming platform, G123.jp, designed to deliver value to game developers and gamers. At the core of our business model is the strategic integration of Japanese animation IPs, comprehensive services for game developers, and features designed to engage end-users, creating a sustainable ecosystem that drives growth and profitability.

We acquire IP licenses from famous and popular Japanese animations with well-established fan bases. Leveraging these IPs, we collaborate with selected game developers with a proven track record of successfully launching games that drive substantial in-game purchases or strong end-user engagement, providing a comprehensive suite of services to game developers that generate revenue for us.

Although our revenue is derived from the sale of services to game developers, it is directly linked to end-users’ continued engagement and purchasing activity. To ensure sustained engagement and in-game purchases, we focus on enhancing the end-user experience through features like instant play, which eliminates the need for downloads or registration, and an ad-free environment.

Our position as an HTML5 gaming platform provides significant advantages, including relatively low front-end risk due to minimal advance payments required for individual games and related IPs. Our business model is also highly efficient, with low variable costs associated with royalties paid to IP holders and no reliance on external platforms, enabling us to avoid high compliance costs such as platform fees.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the gaming industry, including, among others, economic, political and social conditions in Japan, trade and environmental regulations or enforcement, changes in the business strategies of our customers and the end-users, any increase or decrease in customer demand for our services, changes in end-users’ playing preferences, new technology and feature sets for mobile and other devices, and the competitive environment.

Unfavorable changes in any of these general factors, including those set forth in the section entitled “Risk Factors” in our Annual Report on Form 20-F, could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors: (i) our ability to secure key intellectual property and content of high quality, marketability and value; (ii) our ability to partner with talented and experienced third-party game developers to launch high-quality and playability games on our platform; (iii) our ability to achieve and maintain successful end-user engagement and adapt to changing player preferences; and (iv) our ability to effectively manage game marketing and other operating expenses in a cost-effective manner.

Key Operating Metrics

The following table sets forth our key operating metrics for the six months ended January 31, 2026 and 2025.

	For the Six Months Ended
	January 31,
	2026	2025
Gross in-game purchase amount(1)	$48,603,849	$49,125,267
Paying daily active users (“PDAUs”)	14,519	16,373
Daily active users (“DAUs”)	236,904	247,379
PDAUs to DAUs ratio	6.13%	6.62%
Paying monthly active users (“PMAUs”)(2)	75,715	76,684
Monthly active users (“MAUs”)(2)	1,984,354	3,269,618
PMAUs to MAUs ratio	3.82%	2.35%
PDAUs to PMAUs ratio	19.18%	21.35%
DAUs to MAUs ratio	11.94%	7.57%
ARPPDAU	$18.19	$16.31
ARPDAU	$1.12	$1.08
ARPPMAU	$106.99	$106.77
ARPMAU	$4.08	$2.50
Day 1 retention rate for paying users(3)	58.23%	60.74%
Day 7 retention rate for paying users(3)	35.50%	38.47%
Day 30 retention rate for paying users(3)	16.00%	18.47%
Day 1 retention rate for active users(4)	6.15%	5.86%
Day 7 retention rate for active users(4)	2.59%	2.16%
Day 30 retention rate for active users(4)	1.00%	0.85%
Return on advertisement spend (“ROAS”)	109.29%	105.80%

Capitalized terms used in the table above (Gross in-game purchase amount, PDAUs, DAUs, PMAUs, MAUs, paying user retention rate, active user retention rate and ROAS) have the meanings ascribed to them in our Annual Report on Form 20-F.

For the six months ended January 31, 2026, gross in-game purchase amount was approximately $48.6 million, compared to approximately $49.1 million for the six months ended January 31, 2025, representing a decrease of approximately 1.1%. The slight decrease in gross in-game purchase amount occurred despite lower overall user activity, including a decrease in MAUs from 3,269,618 to 1,984,354. The decrease in MAUs was primarily attributable to reduced marketing and advertising expenditures during the six months ended January 31, 2026. During the period, we launched seven games; however, due to various external factors, the performance of the newly released games was below our expectations. As a result, we promptly reduced and reallocated marketing and advertising expenditures to preserve capital and improve advertising efficiency. Because marketing and advertising campaigns around new game launches generally drive significant traffic from new users and free users, the reduction in advertising spend had a more significant impact on MAUs than on our paying-user metrics. PMAUs remained relatively stable, decreasing from 76,684 to 75,715, and the PMAUs to MAUs ratio increased from 2.35% to 3.82%, reflecting a higher proportion of paying users within a smaller monthly active user base. In addition, ARPPDAU increased from $16.31 to $18.19, ARPDAU increased from $1.08 to $1.12, and ARPMAU increased from $2.50 to $4.08, primarily due to improved monetization, a higher-quality paying user base and changes in the geographic mix of paying users. Retention rates for paying users declined across the Day 1, Day 7 and Day 30 periods, primarily due to changes in title mix and geographic mix, while retention rates for active users improved modestly. ROAS increased from 105.8% to 109.29%, primarily reflecting reduced marketing spend and more disciplined campaign optimization. We expect to continue monitoring the performance of games on our platform and adjusting our advertising budget and allocation based on game performance, user acquisition efficiency, monetization trends and available capital resources.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from providing a comprehensive suite of services, including providing access to IP-related content for game development, online gaming distribution, game development support, and game marketing and advertising services, to game developers. Our revenue is variable and directly derived from a share of in-game purchases made by end-users, with a fixed proportion of these purchases representing our compensation.

Cost of Revenue

Our cost of revenue primarily consists of the costs that are directly related to providing our platform and services to game developers. These costs include royalty fees paid to intellectual property holders, costs associated with the maintenance of our G123.jp game distribution platform, and transaction fees for payment processing.

We expect our cost of revenue to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operating efficiency.

General & Administrative Expenses

Our general and administrative expenses primarily consist of (i) payroll for administrative staff and management, (ii) depreciation and amortization, (iii) general office and administrative expenses, including rent and insurance, and (iv) others.

We expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future as we continue to support the expansion of our business and incur expenses associated with operating as a public company, including SEC and stock exchange compliance, insurance, investor relations activities, and other administrative and professional services.

Research and Development Expenses

Our research and development expenses primarily consist of (i) payroll for our in-house research and development staff, and (ii) expenses related to advance fees paid to third-party game developers that we deemed unrecoverable.

We believe that continued investment in research and development is key to our future growth.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of (i) advertising and marketing expenses, (ii) compensation paid to sales and marketing employees, (iii) expenses generated from marketing activities, such as meeting and travel expenses, and (iv) others.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated interim financial statements and related notes furnished with this Report on Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Results of Operations for the six months ended January 31, 2026 and 2025

	For the Six Months Ended January 31,		Change
	2026	2025	Amount	%
Revenue	$40,932,347	$41,213,907	$(281,560)	(0.7)%
Cost and expenses:
Cost of revenue	13,876,078	9,942,740	3,933,338	39.6%
General & administrative expenses	5,119,691	4,507,982	611,709	13.6%
Research & development expenses	1,657,902	1,322,913	334,989	25.3%
Sales and marketing expenses	22,027,806	25,982,034	(3,954,228)	(15.2)%
Total cost and expenses	42,681,477	41,755,669	925,808	2.2%

Loss from operations	(1,749,130)	(541,762)	(1,207,368)	222.9%

Other income:
Interest income, net	333,453	282,507	50,946	18.0%
Foreign Currency Transaction gain	260,296	221,056	39,240	17.8%
Other income	499,078	292,677	206,401	70.5%
Other income, net	1,092,827	796,240	296,587	37.2%
(Loss) income before income tax expense	(656,303)	254,478	(910,781)	(357.9)%
Income tax provision (benefit)	504,937	(384,307)	889,244	(231.4)%
Net (loss) income	$(1,161,240)	$638,785	$(1,800,025)	(281.8)%

Revenue

For the six months ended January 31, 2026, revenue decreased by approximately US$0.3 million, or 0.68%, compared to the six months ended January 31, 2025.

The slight decrease in revenue for the six months ended January 31, 2026, compared to the prior-year period, was primarily attributable to the impact of foreign exchange rate movements. As approximately 68% of our revenue is generated from end-users in Japan, the depreciation of the Japanese yen against the U.S. dollar reduced our reported revenue when translated into U.S. dollars. Based on period-over-period changes in average exchange rates, we estimate that foreign exchange movements reduced reported revenue by approximately 0.8% compared to the prior-year period.

Excluding the impact of foreign exchange, our revenue was relatively stable period over period. During the six months ended January 31, 2026, 10 new games were released since February 1, 2025 that generated approximately US$10.0 million of revenue compared to approximately US$12.9  million of revenue generated by 10 games launched during the comparable prior-year period. The lower aggregate contribution from newly released titles was largely offset by modest increases in revenue from markets outside of Japan, reflecting continued, albeit gradual, progress in our international expansion efforts.

For the six months ended January 31, 2026, revenue from end-users in Japan decreased by approximately US$1.4 million, or 4.6%, to approximately US$28.0 million, compared to approximately US$29.4 million for the six months ended January 31, 2025. Revenue from end-users in South Korea increased by approximately US$0.1 million, or 2.42%, to approximately US$4.6 million. Revenue from end-users in Taiwan, Hong Kong and Macau collectively increased by approximately US$0.8 million, or 38.6%, to approximately US$3.0 million. Revenue from end-users in North America was approximately US$2.9 million, substantially unchanged from the comparable prior-year period. Revenue from end-users in Europe increased by approximately US$0.1 million, or 9.4%, to approximately US$1.3 million, and revenue from end-users in other regions was approximately US$1.1 million.

As a percentage of total revenue, revenue from end-users in Japan was approximately 68.4% for the six months ended January 31, 2026, compared to approximately 71.2% for the six months ended January 31, 2025. Revenue from end-users outside of Japan increased to approximately 31.6% of total revenue for the six months ended January 31, 2026, up from approximately 28.8% for the comparable prior-year period.

The change in geographic revenue mix was primarily driven by the decrease in revenue from Japan, together with modest growth in certain international markets. While we continue to pursue expansion opportunities outside of Japan, including in North America, revenue contributions from these markets remain a smaller portion of our overall revenue base.

Cost of Revenue

For the six months ended January 31, 2026, cost of revenue increased by approximately US$3.9 million, or 39.6%, to approximately US$13.9 million, compared to approximately US$9.9 million for the six months ended January 31, 2025. As a percentage of revenue, cost of revenue represented approximately 33.9% and 24.1% for the six months ended January 31, 2026 and 2025, respectively, reflecting an increase in cost of revenue as a percentage of revenue.

The increase in cost of revenue was primarily driven by higher personnel-related costs and infrastructure expenses, partially offset by reductions in royalty-related costs. Payroll-related costs increased significantly by approximately US$3.5 million or 305.60% comparing the six months ended January 31, 2026 with the same period in the prior year, reflecting continued investment in operational capabilities and platform support functions. Server costs also increased by approximately US$0.5 million, or 56.6%, primarily due to higher usage associated with platform expansion and ongoing service enhancements. Other cost of revenue increased by approximately US$1.5 million, or 188.6%, driven by increased outsourcing, content-related, and operational support expenses.

These increases were partially offset by a decrease in revenue share with IP holders of approximately US$0.8 million, or 28.9%, and a decrease in transaction fees of approximately US$0.2 million, or 9.7%, generally consistent with changes in revenue mix and lower relative contribution from certain licensed titles. In addition, amortization of prepaid royalties decreased by approximately US$0.5 million, or 54.2%, and no impairment of prepaid royalties was recognized in the current period compared to approximately US$0.3 million in the prior period. Share-based compensation of approximately US$0.2 million was recognized in the current period, with no comparable expense in the prior period. Overall, the increase in cost of revenue reflects a shift toward higher fixed and semi-fixed cost components as the Company continues to scale its platform and invest in long-term growth initiatives.

General & Administrative Expenses

For the six months ended January 31, 2026, general and administrative expenses increased by approximately US$0.6 million, or 13.6%, to approximately US$5.1 million, compared to approximately US$4.5 million for the six months ended January 31, 2025. The overall increase was primarily driven by higher infrastructure, professional support, and personnel-related costs.

Key components contributing to the increase included: (a) an increase of approximately US$0.4 million in rent expenses, or 31.8%, primarily attributable to expansion of office space in Taipei for our Art & Design center and the new leased office in New York City to support our growing operations; (b) an increase of approximately US$0.4 million in professional fees, or 49.6%, mainly due to higher audit, legal, and advisory costs associated with our public company reporting and ongoing compliance requirements; and (c) a net increase in payroll-related expenses of approximately US$0.02 million, reflecting continued investment in administrative and support functions, partially offset by cost optimization efforts.

These increases were partially offset by a decrease of approximately US$0.1 million, or 33.7%, in other general and administrative expenses.

Overall, the increase in general and administrative expenses reflects our continued investment in administrative infrastructure and public company readiness, while actively managing and optimizing our cost structure.

Research and Development Expenses

For the six months ended January 31, 2026, research and development expenses increased by approximately US$0.3 million, or 25.3%, to approximately US$1.7 million, compared to approximately US$1.3 million for the six months ended January 31, 2025.

Key components contributing to the change included: (a) share-based compensation expense of approximately US$0.6 million recognized in the current period, with no comparable expense in the prior period; and (b) a decrease in impairment expense of approximately US$0.2 million, or 20.0%, reflecting improved performance of certain projects and more disciplined capital allocation. Payroll-related research and development expenses remained relatively flat period over period.

Overall, the increase in research and development expenses reflects our ongoing investment in platform capabilities and long-term growth initiatives, alongside improved discipline in project selection and execution.

Sales and Marketing Expenses

For the six months ended January 31, 2026, sales and marketing expenses decreased by approximately US$4.0 million, or 15.2%, to approximately US$22.0 million, compared to approximately US$26.0 million for the six months ended January 31, 2025. The decrease was primarily attributable to a reduction in advertising expenditure, which decreased by approximately US$5.9 million, or 23.9%, to approximately US$18.8 million, compared to approximately US$24.7 million for the six months ended January 31, 2025.

The overall decrease was primarily driven by lower advertising expenditures, partially offset by increases in personnel-related and other marketing support costs.

Key components contributing to the change included: (a) a decrease of approximately US$5.9 million, or 23.9%, in advertising expenses, primarily reflecting more disciplined and efficiency-focused user acquisition strategies; (b) an increase of approximately US$1.1 million in share-based compensation recognized in the current period, with no comparable expense in the prior period; (c) an increase of approximately US$0.7 million, or 495.6%, in collaboration expenses, driven by higher collaboration costs associated with joint promotional activities with IP holders, including the introduction of characters from other anime titles into our games for limited-time events, which are designed to enhance user engagement and monetization; (d) an increase of approximately US$0.2 million, or 120.9%, in travel expenses and approximately US$0.1 million, or 26.3%, in meeting expenses, reflecting increased business development and promotional activities; and (e) an increase of approximately US$0.1 million, or 24.5%, in payroll-related expenses, consistent with continued investment in marketing and user acquisition capabilities.

Overall, the decrease in selling and marketing expenses reflects our continued focus on improving marketing efficiency and return on investment, while continuing to support user growth and platform expansion initiatives.

Interest Income, net

In the six months ended January 31, 2026, interest income, net was approximately US$0.3 million, compared to approximately US$0.3 million for the six months ended January 31, 2025. Interest income continues to reflect interest earned on U.S. dollar-denominated deposits.

Foreign Currency Transaction Gain

For the six months ended January 31, 2026, we had a foreign currency transaction gain of approximately US$0.3 million, compared to a foreign currency transaction gain of approximately US$0.2 million for the six months ended January 31, 2025. The gains primarily reflect translation of U.S. dollar-denominated balances of our Japanese subsidiary as the Japanese Yen continued to depreciate against the U.S. dollar during the current period.

Other Income

For the six months ended January 31, 2026, our other income was approximately US$0.5 million, compared to approximately US$0.3 million for the six months ended January 31, 2025, an increase of approximately US$0.2 million, or 70.5%. The increase was primarily attributable to increased income generated from our investment in films and television programs.

Income Tax Expense

For the six months ended January 31, 2026, we recorded an income tax expense of approximately US$0.5 million, compared to an income tax benefit of approximately US$0.4 million for the six months ended January 31, 2025.

Our effective income tax rate was approximately (76.9)%  for the six months ended January 31, 2026, compared to approximately (151.0)% for the six months ended January 31, 2025. The negative effective tax rate in the current period reflects the geographic mix of our earnings, including pre-tax losses in jurisdictions with relatively higher statutory tax rates and pre-tax income in jurisdictions with lower statutory tax rates.

Net (Loss) Income

As a result of the foregoing, we recorded a net loss of approximately US$1.2 million in the six months ended January 31, 2026, compared to net income of approximately US$0.6 million in the six months ended January 31, 2025, a decrease of approximately US$1.8 million.

Liquidity and Capital Resources

As of January 31, 2026, we had approximately US$19.5 million in cash and cash equivalents and net working capital of approximately US$9.2 million. As of July 31, 2025, we had approximately US$12.2 million in cash and cash equivalents and net working capital of approximately US$9.7 million.

In the six months ended January 31, 2026, we used approximately US$0.4 million  in cash for operating activities, compared to net cash provided by operating activities of approximately US$2.6 million for the six months ended January 31, 2025. During the six months ended January 31, 2026, we received aggregate net proceeds of approximately US$10.6 million from the issuance of ordinary shares in our initial public offering. Our principal sources of liquidity historically have been cash generated from our operations and, more recently, the net proceeds from our initial public offering. Based on our current operating plan, we believe that cash on hand and cash generated from operations will be sufficient to support our working capital needs for at least the next 12 months from the date of this Report on Form 6-K. Our future cash requirements will depend on many factors, including our rate of revenue growth and the expansion of our sales and marketing activities. We also may invest in or acquire complementary businesses, applications or technologies.

Cash flows for the six months ended January 31, 2026 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended
	January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(381,004)	$2,585,143
Net cash used in investing activities	(2,819,253)	(678,657)
Net cash provided by (used in) financing activities	10,645,000	(639,872)
Effect of exchange rate changes	(186,332)	(658,886)
Net change in cash, cash equivalents and restricted cash	7,258,411	607,728
Cash, cash equivalents and restricted cash, beginning of the period	12,369,250	14,594,265
Cash, cash equivalents and restricted cash, end of the period	$19,627,661	$15,201,993

Operating activities

For the six months ended January 31, 2026, our net cash used in operating activities was approximately US$0.4 million, which was primarily attributable to (i) a net loss of approximately US$1.2 million; (ii) non-cash adjustments of approximately US$5.8 million, including US$1.9 million of share-based compensation, US$1.5 million of amortization of right-of-use assets, US$1.1 million of depreciation and amortization, and US$0.8 million of impairment of advance to game developers; (iii) a net decrease in cash of approximately US$5.1 million from changes in operating assets and liabilities, primarily consisting of a US$6.2 million increase in advance to game developers, a US$1.6 million decrease in operating lease liabilities, a US$1.2 million increase in prepaid royalties and a US$1.0 million increase in other non-current assets, partially offset by a US$3.5 million increase in accrued advertising expenses, a US$1.1 million increase in accrued expenses and other current liabilities, a US$0.2 million increase in tax payable and a US$0.7 million increase in accounts payable.

For the six months ended January 31, 2025, our net cash provided by operating activities was approximately US$2.6 million, which was primarily attributable to (i) net income of approximately US$0.6 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$3.2 million, which primarily include US$1.3 million of depreciation and amortization expenses, US$1.0 million of amortization of right-of-use asset and about US$1.1 million impairment of advance to game developers; (iii) net decrease in cash and cash equivalents of about US$1.2 million related to changes in operating assets and liabilities, which primarily consists of US$1.1 million decrease in lease liabilities, US$0.7 million increase in prepaid royalties, US$0.7 million decrease in accrued expenses and other current liabilities, US$0.5 million decrease in accounts payable and US$0.5 million decrease in taxes payables. The use of cash and cash equivalents from the changes in operating assets and liabilities is partially offset by increase of about US$2.0 million in accrued advertising expenses due to overall increasing in advertising expenditure.

Investing Activities

For the six months ended January 31, 2026, we used approximately US$2.8 million in investing activities, which primarily consisted of approximately US$2.1 million in capitalized internal-use software costs (reflecting the early adoption of ASU 2025-06), approximately US$0.6 million for the purchase of property and equipment, and approximately US$0.1 million for investments in films and television programs.

For the six months ended January 31, 2025, we used about US$0.7 million in investing activities which primarily consists of US$0.4 million used to provide a loan to a third-party game developer to support their operations and US$0.2 million used to purchase property and equipment.

Financing Activities

For the six months ended January 31, 2026, we generated approximately US$10.6 million in net cash from financing activities, comprising approximately US$10.6 million of net proceeds from the issuance of ordinary shares in our initial public offering.

For the six months ended January 31, 2025, we used about US$0.6 million in financing activities, including primarily US$0.7 million related to payment of deferred offering costs.

Capital expenditure

Our capital expenditures are incurred primarily in connection with the purchase of property and equipment, investment in films and television programs, and (beginning August 1, 2025) capitalized internal-use software. Our capital expenditures were approximately US$2.8 million and US$0.3 million for the six months ended January 31, 2026 and 2025, respectively.

We expect our capital expenditures to remain meaningful in the foreseeable future as we continue to expand our business and enhance our research and development capabilities.

Tabular Disclosure of Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments as of January 31, 2026:

		Less than			Over
	Total	1 year	1-3 years	3-5 years	5 years
Lease obligations	$7,965,499	1,605,030	3,994,673	2,148,957	216,839
Total	$7,965,499	1,605,030	3,994,673	2,148,957	216,839

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Estimates

There have been no material changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the fiscal year ended July 31, 2025, except as discussed below in respect of internal-use software accounting following the early adoption of ASU 2025-06 and stock options.

Internal-use software — Following the early adoption of ASU 2025-06 effective August 1, 2025, we capitalize qualifying costs incurred in connection with the development of internal-use software (including certain cloud computing implementation costs) and amortize such costs over the estimated useful life of the related software once it is ready for its intended use. Determining whether costs are eligible for capitalization, the appropriate useful life, and the date software is ready for its intended use requires significant management judgment. During the six months ended January 31, 2026, we capitalized approximately US$2.1 million of qualifying internal-use software costs.

Stock options — During the six months ended January 31, 2026, we granted stock options that were fully vested on the grant date and, accordingly, recognized the related share-based compensation cost immediately upon grant in accordance with ASC 718, Compensation—Stock Compensation. The fair value of the stock options was estimated on the grant date using the Black-Scholes option pricing model. The determination of grant-date fair value under the Black-Scholes model requires significant management judgment and the use of subjective assumptions, including the expected term of the awards, the expected volatility of our common stock, the risk-free interest rate and the expected dividend yield. Because we have limited historical trading data for our common stock, we estimated expected volatility based on the historical volatility of comparable publicly traded companies. We estimated the expected term of the stock options using the simplified method, as appropriate. The risk-free interest rate was based on U.S. Treasury yields in effect at the time of grant for instruments with a term commensurate with the expected term of the awards, and the expected dividend yield was assumed to be zero because we have no history of paying dividends and do not expect to pay dividends in the foreseeable future. Changes in these assumptions, particularly expected volatility and expected term, could materially affect the estimated fair value of stock options granted and the amount of share-based compensation expense recognized in our consolidated financial statements.